Filed Pursuant to Rule 433
Registration No. 333-253286
February 23, 2021
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 23, 2021)

Issuer:	The Southern Company
Security:	Series 2021B 1.75% Senior Notes due March 15, 2028
Expected Ratings:*	Baa2 (Stable)/BBB+ (Negative)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$400,000,000
Initial Public Offering Price:	99.762%
Maturity Date:	March 15, 2028
Treasury Benchmark:	0.750% due January 31, 2028
Benchmark Treasury Yield:	0.986%
Spread to Treasury:	+80 basis points
Re-offer Yield:	1.786%
Optional Redemption:
Make-Whole Call:	T+15 basis points
Par Call:	On or after January 15, 2028 at 100%
Coupon:	1.75%
Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2021
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	842587 DH7/US842587DH79
Trade Date:	February 23, 2021
Expected Settlement Date:	February 26, 2021 (T+3)
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc. CIBC World Markets Corp. Commerz Markets LLC Intesa Sanpaolo S.p.A. Cabrera Capital Markets LLC CastleOak Securities, L.P. Drexel Hamilton, LLC Siebert Williams Shank & Co., LLC
Concurrent Offering:	$600,000,000 Series 2021A 0.60% Senior Notes due February 26, 2024, expected to be issued on February 26, 2021. The closing of the offering of the Series 2021B 1.75% Senior Notes due March 15, 2028 is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0727, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, Truist Securities Inc. toll free at 1-800-685-4786, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.